650 LIBERTY AVENUE, UNION, NJ 07083

April 5, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, DC 20549
Attention:	Brian Fetterolf
Mara Ransom

Re:	Bed Bath & Beyond Inc.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed March 31, 2023
File No. 000-20214

Dear Mr. Fetterolf and Ms. Ransom,

Bed Bath & Beyond Inc. (the “Company”) sets forth below our response to the letter, dated April 4, 2023 (the “Letter”), containing the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A, filed with the Commission on March 31, 2023.

In order to facilitate your review, we have restated the Staff’s comments in this letter, and we have set forth the Company’s responses immediately below the Staff’s comments.

Concurrent with the submission of this letter, the Company has filed a Definitive Proxy Statement on Schedule DEF 14A (the “Definitive Proxy Statement”) incorporating the Company’s response to the Staff’s Letter. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Definitive Proxy Statement.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed March 31, 2023

Proposal 1: The Reverse Split Proposal
Certain Risks Associated with the Reverse Stock Split, page 12

1.
Staff’s comment: Revise to discuss the risks you acknowledge in the prospectus dated March 30, 2023, including the issuer's need for liquidity, dilution with the issuance of additional shares of Common Stock, volatility in trading and market prices of the Common Stock, to name just a few risks as examples that should be discussed.

Response: The Company acknowledges the Staff’s comment and has supplemented the disclosure provided on pages 12 to 13 of the Definitive Proxy Statement.

Securities and Exchange Commission April 5, 2023 Page 2

The Reverse Stock Split may not increase the price of Common Stock, page 12

2.
Staff’s comment: We note your disclosure that "[o]ther factors, such as our financial results, market conditions and the market perception of our business, may adversely affect the stock price . . . ." Revise to discuss how issuances pursuant to the Sales Agreement and Purchase Agreement may adversely affect the stock price. In connection therewith, here or as a new risk, discuss how the market price of your Common Stock may impact the proceeds raised pursuant to such agreements, and how a declining price may thereby increase the likelihood of an "Equity Termination Event" under the Credit Agreement and thereby trigger an "Event of Default" that could lead to bankruptcy.

Response: The Company acknowledges the Staff’s comment and has supplemented the disclosure provided on pages 13 to 14 of the Definitive Proxy Statement.

* * *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please direct any such requests or questions to Christian O. Nagler of Kirkland & Ellis LLP at (212) 446-4660 or cnagler@kirkland.com.

Sincerely,

/s/ Sue Gove
Sue Gove
President & Chief Executive Officer
Bed Bath & Beyond Inc.

VIA EMAIL

cc:          David Kastin, Executive Vice President, Chief Legal Officer & Corporate Secretary
Bed Bath & Beyond Inc.

Christian O. Nagler, P.C.
Tamar Donikyan
Christina Thomas
Kirkland & Ellis LLP